02032927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Unconsolidated Financial Statements of year 2001.

We hereby report you that the unconsolidated financial statements of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) for year 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2002

KT Corporation

By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer

KOREA TELECOM CORP.

Financial Statements

December 31, 2000 and 2001

(With Independent Auditors' Report Thereon)

KPMG

KPMG Samjong Accounting Corp.

P. O. Box
KangNam 1989

Star Tower 10th fl.,
737 YeokSam Dong, KangNam-gu
Seoul 135 - 984
Republic of Korea

Tel. 82-2-2112-0100
Fax. 82-2-2112-0101
www.kr.kpmg.com

Independent Auditors' Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Telecom Corp.:

We have audited the accompanying balance sheets of Korea Telecom Corp. (the "Company") as of December 31, 2000 and 2001, and the related statements of earnings, appropriation of retained earnings and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. ("KTF"), a 38.7 percent and 40.3 percent owned subsidiary at December 31, 2000 and 2001, respectively, as of and for the years ended December 31, 2000 and 2001, (2) Korea Telecom ICOM Co., Ltd. ("KT ICOM"), a 46.6 percent owned subsidiary at December 31, 2001, as of December 31, 2001 and for the period from March 16, 2001 (inception) to December 31, 2001, and (3) Korea Telecom M.Com Co., Ltd. ("KTM"), a 47.9 percent owned subsidiary at December 31, 2000, as of and for the six-month period ended December 31, 2000 and for the four-month period ended April 30, 2001. The financial statements of KTF, KT ICOM and KTM were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, KT ICOM and KTM, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

As discussed in note 2(a) to the financial statements, the accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Without qualifying our opinion, we draw attention to the following:

As described in note 2(g) to the financial statements, in 2001 the Company changed the estimated useful lives of goodwill related to the Company's acquisition of KTM (which merged with KTF in May 2001).

KPMG

As discussed in note 27 to the financial statements, the Company's revenues earned from and expenses incurred as a result of transactions with its affiliates, for the year ended December 31, 2001 amounted to ₩461,325 million and ₩820,830 million, respectively, and accounts receivable from, and accounts payable to, affiliates as of December 31, 2001 aggregated ₩47,759 million and ₩225,753 million, respectively. As described in note 24 to the financial statements, the Company provided payment guarantees aggregating ₩112,437 million for certain affiliates' indebtedness and contract performance.

As described in note 36 to the financial statements, on January 3, 2002, the Company issued bonds with warrants amounting to US$500 million. On January 4, 2002, the Company issued exchangeable bonds amounting to US$1,318 million. Additionally, on January 4, 2002, the Company purchased 36,770,183 shares of treasury stock, representing 11.78% equity interest in the Company, from the Korean government. Consequently, the equity interest of the Korean government in the Company decreased to 28.37%.

As discussed in note 37 to the financial statements, the operations of the Company may have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.
Seoul, Korea
February 15, 2002

KOREA TELECOM CORP.

Balance Sheets

December 31, 2000 and 2001

(In millions of Won and U.S. dollars)

Assets		2000	2001		2001 (note 3) (unaudited)
Current assets:					
Cash and cash equivalents (notes 4 and 15)	W	587,840	735,897	US$	560.3
Short-term financial instruments (notes 2 and 5)		181,070	86,430		65.8
Marketable securities		121,328	89,264		67.9
Trade notes and accounts receivable, less allowance for doubtful accounts of W119,574 in 2000 and W149,088 in 2001 (notes 15 and 27)		1,340,359	1,616,836		1,230.9
Accounts receivable – other, less allowance for doubtful accounts of W 6,053 in 2000 and W30,673 in 2001 (notes 15 and 27)		93,761	158,127		120.4
Inventories (note 6)		70,904	54,594		41.6
Other current assets (note 7)		139,577	69,095		52.6
Total current assets		2,534,839	2,810,243		2,139.5
Investment securities:					
Equity securities of non-affiliates (note 8)		3,114,616	2,554,852		1,945.1
Equity securities of affiliates (notes 2 and 9)		2,968,868	3,770,270		2,870.4
Debt securities (notes 10 and 11)		132,941	11,371		8.6
Total investment securities		6,216,425	6,336,493		4,824.1
Property, plant and equipment, at cost (notes 2, 12 and 13)		33,028,855	33,036,410		25,151.5
less accumulated depreciation		19,750,255	20,501,207		15,608.1
Net property, plant and equipment		13,278,600	12,535,203		9,543.4
Other assets (notes 2, 5, 14, 15, 25 and 27)		1,202,728	1,168,039		889.3
	W	23,232,592	22,849,978	US$	17,396.3

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Balance Sheets, Continued

December 31, 2000 and 2001

(In millions of Won and U.S. dollars, except share data)

Liabilities and Stockholders' Equity		2000	2001		2001 (note 3) (unaudited)
Current liabilities:					
Trade notes and accounts payable (notes 15 and 27)	₩	1,111,094	943,414	$	718.2
Short-term borrowings (notes 15 and 16)		740,000	398,915		303.7
Current portion of long-term debt (notes 15 and 18)		839,592	1,063,652		809.8
Accounts payable - other		1,351,005	585,903		446.1
Advance receipts		66,166	70,324		53.5
Accrued expenses		281,141	150,058		114.2
Withholdings		169,128	105,786		80.6
Income taxes payable		17,610	183,631		139.8
Other current liabilities (notes 17, 24, 27 and 28)		239,540	327,679		249.5
Total current liabilities		4,815,276	3,829,362		2,915.4
Long-term debt, excluding current portion (notes 15, 18 and 28)		3,623,316	4,286,237		3,263.2
Refundable deposits for telephone installation (notes 19 and 27)		3,044,805	2,352,929		1,791.4
Retirement and severance benefits, net (notes 2 and 20)		255,850	440,936		335.7
Other long-term liabilities (note 21)		66,768	147,774		112.5
Total liabilities		11,806,015	11,057,238		8,418.2
Stockholders' equity:					
Common stock of ₩5,000 par value (note 22)					
Authorized - 1,000,000,000 shares					
Issued and outstanding – 312,199,659 shares in 2000 and 2001		1,560,998	1,560,998		1,188.4
Capital surplus (note 23)		1,440,258	1,440,258		1,096.5
Retained earnings:					
Appropriated (note 26)		5,579,108	6,442,265		4,904.6
Unappropriated		120,000	120,000		91.4
Capital adjustments:					
Unrealized gains on investment securities (notes 8, 9 and 11)		2,786,246	2,313,820		1,761.6
Contributions received for capital expenditures		1,476	1,208		0.9
Treasury stock (note 11)		(47,775)	(53,599)		(40.8)
Loss on disposition of treasury stock (note 11)		(13,734)	(32,210)		(24.5)
Total stockholders' equity		11,426,577	11,792,740		8,978.1
Commitments and contingencies (note 24)					
	₩	23,232,592	22,849,978	$	17,396.3

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Statements of Earnings

Years ended December 31, 2000 and 2001

(In millions of Won and U.S. dollars, except earnings per share)

	2000	2001	2001 (note 3) (unaudited)
Operating revenues (notes 19, 27 and 32)	₩ 10,322,157	11,518,262	$ 8,769.1
Operating expenses (notes 27, 28 and 33)	9,375,413	10,063,121	7,661.3
Operating income	946,744	1,455,141	1,107.8
Other income (deductions):			
Interest income	101,799	48,717	37.1
Interest expense (note 28)	(331,801)	(423,577)	(322.4)
Equity in losses of affiliates (note 9)	(233,072)	(132,611)	(101.0)
Dividend income	9,222	7,390	5.6
Foreign currency transactions loss, net	(33,867)	(28,925)	(22.0)
Gain (loss) on disposition of inventories, net	11,575	(7,956)	(6.1)
Donations and contribution payments (notes 28 and 34)	(143,272)	(151,968)	(115.7)
Loss on disposition of property, plant and equipment, net	(75,593)	(142,508)	(108.5)
Gain on disposition of investment securities (note 8)	934,817	627,169	477.5
Income tax refund (payment for prior year)	26,429	(13,396)	(10.2)
Contributions received for losses on universal telecommunications services (note 35)	18,804	72,627	55.3
Other, net	29,035	56,059	42.7
	314,076	(88,979)	(67.7)
Earnings before income taxes	1,260,820	1,366,162	1,040.1
Income taxes (note 25)	250,694	278,951	212.4
Net earnings	₩ 1,010,126	1,087,211	$ 827.7
Earnings per share of common stock in Won and U.S. dollars (notes 2 and 29)	₩ 3,236	3,482	$ 2.7

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Statements of Appropriation of Retained Earnings

Years ended December 31, 2000 and 2001

Date of Appropriation for 2000 : March 21, 2001
Date of Appropriation for 2001 : March 22, 2002

(In millions of Won and U.S. dollars)

	2000	2001	2001 (note 3) (unaudited)
Unappropriated retained earnings:			
Balance at beginning of year	W 126,400	120,000	$ 91.4
Net earnings for the year	1,010,126	1,087,211	827.7
Balance at end of year before appropriations	1,136,526	1,207,211	919.1
Transfers from reserves (note 26):			
Reserve for technology and human resources development	-	3,333	2.6
Reserve for business rationalization	10,491	-	-
Reserve for social overhead capital	16,667	20,000	15.2
	27,158	23,333	17.8
Appropriations (note 26):			
Reserve for business rationalization	20,764	116,170	88.4
Reserve for business expansion	863,655	770,320	586.5
Cash dividends (notes 28 and 30)	159,265	224,054	170.6
	1,043,684	1,110,544	845.5
Balance of unappropriated retained earnings at end of year after appropriations	W 120,000	120,000	$ 91.4

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Statements of Cash Flows

Years ended December 31, 2000 and 2001

(In millions of Won and U.S. dollars)

		2000	2001	2001 (note 3) (unaudited)
Cash flows from operating activities:				
Net earnings	₩	1,010,126	1,087,211	$ 827.7
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization		2,869,924	3,037,817	2,312.8
Provision for doubtful trade notes and accounts receivable		53,360	80,731	61.5
Provision for doubtful accounts receivable - other		4,514	25,783	19.6
Provision for retirement and severance benefits		262,043	286,290	218.0
Loss on disposition of property, plant and equipment		75,593	142,508	108.5
Loss on foreign currency transactions and translation, net		39,486	31,100	23.7
Loss (gain) on disposition of inventories		(11,575)	7,956	6.1
Gain on disposition of investment securities		(934,817)	(627,169)	(477.5)
Equity in losses of affiliates		233,072	132,611	101.0
Payment of retirement and severance benefits		(78,658)	(101,204)	(77.1)
Increase in trade notes and accounts receivable		(98,600)	(377,085)	(287.1)
Increase in accounts receivable – other		(22,114)	(64,366)	(49.0)
Increase in inventories		(84,574)	(193,026)	(147.0)
Increase in prepaid expenses		(5,743)	(1,649)	(1.3)
Increase (decrease) in trade notes and accounts payable		88,261	(173,598)	(132.2)
Decrease in accounts payable - other		(1,492,353)	(561,840)	(427.7)
Decrease in withholdings		(10,958)	(63,342)	(48.2)
Increase in advance receipts		43,345	6,346	4.8
Increase (decrease) in accrued expenses		68,441	(131,084)	(99.8)
Increase (decrease) in income taxes payable		(59,206)	166,020	126.4
Decrease (increase) in other current assets		(38,878)	70,813	53.9
Increase in other current liabilities		1,622	23,618	18.0
Deferred income tax expense		225,972	66,901	50.9
Other, net		51,811	21,357	16.3
Net cash provided by operating activities		2,190,094	2,892,699	2,202.3

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Statements of Cash Flows, Continued

Years ended December 31, 2000 and 2001

(In millions of Won and U.S. dollars)

		2000	2001	2001 (note 3) (unaudited)
Cash flows from investing activities:				
Additions to property, plant and equipment	W	(3,495,336)	(2,677,672)	$ (2,038.6)
Proceeds from sale of property, plant and equipment		109,574	103,176	78.6
Decrease in other assets		113,317	132,830	101.1
Acquisition of investment securities in affiliated companies		(1,530,912)	(904,301)	(688.5)
Decrease in short–term financial instruments		474,201	97,318	74.1
Decrease (increase) in other investment securities		(50,210)	797,374	607.1
Other, net		10,053	52,879	40.3
Net cash used in investing activities		(4,369,313)	(2,398,396)	(1,825.9)
Cash flows from financing activities:				
Payment of dividends		(92,291)	(159,532)	(121.5)
Increase (decrease) in short-term borrowings		320,000	(344,633)	(262.4)
Repayments of long-term debt		(427,987)	(951,837)	(724.7)
Proceeds from long-term debt		2,594,894	1,804,653	1,373.9
Decrease in refundable deposits for telephone installation		(187,303)	(691,876)	(526.7)
Other, net		(63,609)	(3,021)	(2.2)
Net cash provided by (used in) financing activities		2,143,704	(346,246)	(263.6)
Net increase (decrease) in cash and cash equivalents		(35,515)	148,057	112.8
Cash and cash equivalents at beginning of year		623,355	587,840	447.5
Cash and cash equivalents at end of year	W	587,840	735,897	$ 560.3

See accompanying notes to financial statements.

KOREA TELECOM CORP.

Notes to Financial statements

December 31, 2000 and 2001

(1) The Company

Korea Telecom Corp. ("Korea Telecom" or the "Company") commenced operations on January 1, 1982 through the segregation of specified operations from the Ministry of Information and Communication (the "MIC") for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, Korea Telecom became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of Korea Telecom were listed on the Korea Stock Exchange on December 23, 1998. Korea Telecom issued additional shares of 24,282,195 on May 29, 1999 and issued American Depository Shares ("ADS") representing these new shares and Government owned shares. On July 2, 2001, additional ADS representing 55,502,161 Government owned shares were issued.

The shareholders of the Company, as of December 31, 2001, comprise the MIC (40.09%), Korea National Railroad (0.06%), National Pension Corporation (3.10%), Employee Stock Ownership Associations (0.26%) and others (56.49%).

Under Korean law, the MIC and other Government entities have extensive authority to regulate Korea Telecom. The MIC has responsibility for approving rates for local service and interconnection provided by Korea Telecom. Beginning January 1998, Korea Telecom is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without the MIC approval.

In recent years, Korea Telecom has been subjected to increasing competition as a result of the government's issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Such competitors' entry into the market has had a materially adverse effect on Korea Telecom's results of operations. Additionally, in June 1997 the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a materially adverse effect on Korea Telecom's telephone service revenues and profitability.

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a) Basis of Presenting Financial Statements

The accompanying financial statements have been extracted from Korea Telecom's Korean language financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea ("Korean GAAP"). The financial statements have been translated from those issued in Korean, from the Korean language into the English language, and have been modified to allow for the formatting of the financial statements in a manner which is different from the presentation under Korean financial statements practices.

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(a) Basis of Presenting Financial Statements, Continued

In addition, certain modifications have been made in the accompanying financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory financial statements, which management believes is not required for a fair presentation of Korea Telecom's financial position or results of operations, is not presented in the accompanying financial statements. Accordingly, the accompanying financial statements and their utilizations are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea. The accompanying financial statements include only the accounts of Korea Telecom and do not include the accounts of any of Korea Telecom's subsidiaries (see note 9 to the financial statements).

Certain accounts of prior year's financial statements were reclassified to conform to the current year's presentation. These reclassifications did not result in any change to reported net earnings, Stockholders' equity or total assets.

The preparation of financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c) Financial Instruments

Short-term financial instruments include time deposits, installment savings deposits, restricted bank deposits and standardized financial instruments which are traded by financial institutions and held for short-term cash management purposes or will mature within one year.

(d) Allowance for Doubtful Accounts

The allowances for doubtful notes and accounts receivable are based on an analysis of portfolio quality and management's judgment.

Changes in the allowances for doubtful notes and accounts receivable for the years ended December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Beginning of year	₩	86,321	119,574
Provision		53,360	80,731
Write-offs		(20,107)	(51,217)
End of year	₩	119,574	149,088

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving average cost method, except for materials in transit, for which costs are determined by the specific identification method. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to net realizable value.

(f) Marketable Securities

Marketable securities, which include marketable equity and debt securities held for short-term cash management purposes, are stated at fair value, with valuation gains and losses included in current earnings.

(g) Investment Securities

Investments in affiliated companies under significant influence of the Company are accounted for using the equity method, whereby Korea Telecom's initial investment is recorded at cost and the carrying amount is subsequently increased to reflect Korea Telecom's share of income of the investee and reduced to reflect Korea Telecom's share of losses of the investee and dividends received. The excess of acquisition cost of the affiliates over the Company's share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life. Under the equity method of accounting, the Company does not record its shares of losses of an affiliate when such losses would make the Company's investment in such entity less than zero.

In connection with the Company's acquisition in July 2000 of a controlling financial interest in Korea Telecom M.Com Co., Ltd. ("KTM", which merged with KTF on May 1, 2001), the difference between the cost of acquisition of KTM and the Company's corresponding share of net assets was amortized on a straight-line basis over five years through December 31, 2001. Effective January 1, 2001, as permitted under Korean GAAP and to present and amortize the amount in a more appropriate manner, the Company classified this goodwill into two components of subscriber base and other, and revised their useful lives to four and ten years, respectively. The effect of this change reduced equity in losses of affiliates for the year ended December 31, 2001 by ₩116,796 million.

Marketable investments in equity securities (except for investments in affiliated companies accounted for under the equity method) are recorded at fair value with the difference between the acquisition cost and fair value included in stockholders' equity as a capital adjustment.

Non-marketable investments in equity securities (except for investments in affiliated companies accounted for under the equity method) are stated at acquisition cost. If the Company's portion of the net book value of the investment declines significantly compared to acquisition cost and is not expected to recover, the acquisition cost is adjusted to the net book value of the investee company. In these cases, the difference between the original acquisition cost and revalued amount is charged to current result of operations.

Investments in debt securities are classified as either held-to-maturity or available-for-sale at the time of purchase. Held-to-maturity investments in debt securities are stated at purchase cost and available-for-sale investments in debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of held-to-maturity or an available-for-sale investment in debt securities declines significantly compared to the acquisition cost, and is not expected to recover, the carrying value of the investment in debt security is adjusted to fair value with the resulting valuation gain or loss charged to current results of operations.

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly expand the useful life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to earnings as incurred. Property, plant and equipment contributed by the Government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings and structures, underground access to cable tunnels, concrete and steel telephone poles which are depreciated using the straight-line method) using rates based on the following estimated useful lives of the related units of property:

	Estimated useful lives
Buildings and structures	5-60 years
Machinery and equipment:	
Underground access to cable tunnels and concrete and steel telephone poles	20-40 years
Other	3-15 years
Ships	5-12 years
Vehicles	3-5 years
Tools, furniture and fixtures:	
Steel safe boxes	20 years
Other	2-8 years

The Company capitalizes interest costs, discounts and other financial charges, including certain foreign exchange translation gains and losses, on all borrowings, incurred prior to the completion of acquisitions, as part of the cost of assets. Capitalized interest for the years ended December 31, 2000 and 2001 amounted to ₩127,497 million and ₩87,234 million, respectively.

The Company depreciated the salvage value of depreciable assets and, as a result, depreciation expense was increased by ₩88,491 million and ₩72,804 million for the years ended December 31, 2000 and 2001, respectively.

(i) Long-Lived Assets

The Company reviews for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(j) Intangible Assets

Intangible assets, consisting of rights to exclusive usage and deferred development costs, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods which range from 3 to 50 years.

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. The Company incurred research and development costs of ₩222,064 million and ₩363,549 million, including deferred amounts of ₩34,212 million and ₩145,196 million for the years ended December 31, 2000 and 2001, respectively.

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans or borrowings, and other similar transactions are stated at present value and the difference between the nominal value and present value is amortized using the effective interest method over the installment or redemption period.

(l) Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

The Company has deposits with insurance companies totaling ₩114,713 million and ₩1,059 million at December 31, 2000 and 2001, respectively, which are to be used for the payment of severance liabilities and the employees do not have a vested interest in such deposits. These deposits are recorded as long-term financial instruments in other assets in the accompanying balance sheets.

(m) Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are included in capital adjustments.

(n) Contingent Liabilities

Contingent losses are generally recognized as liability when probable and reasonably estimable.

(o) Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call.

Effective September 15, 1998, Korea Telecom revised the telephone installation deposit system to allow customers to choose between alternative plans for initiating basic telephone services. Under these alternatives, customers can elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, the new customer can subscribe by only paying a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

(2) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(p) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Effective January 1, 1999, in accordance with a change in Korea GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities (except for the amounts included in cost of property, plant and equipment - see note 2(h)) are included in results of operations. Non-monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the historical rates.

As of December 31, 2000 and 2001, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ₩1,259.7 to US$1 and ₩1,326.1 to US$1, respectively, which are the rates of exchange permitted under Korea GAAP.

(q) Accounting for Derivatives

Derivative financial instruments used for trading purposes are valued at their estimated fair value and the resulting unrealized valuation gains or losses are recognized in current result of operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current result of operations. For instruments that are not valued at fair value, valuation gains or losses are recognized at the time of settlement.

(r) Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on marketable investments in equity securities that are reported in a separate component of stockholders' equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s) Earnings Per Share

Earnings per common share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding which were 312,199,659 shares for the years ended December 31, 2000 and 2001.

(3) Basis of Translating Financial Statement (Unaudited)

The financial statements are expressed in Korean Won and, solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2001, have been translated into United States dollars at the rate of W1,313.5 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2001. The translation should not be construed as a representation that any or all of the amounts shown could be converted into dollars at this or any other rate.

(4) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2000 and 2001 are summarized as follows:

		Millions 2000	2001
Passbook accounts	₩	79	8,400
Cash in transit		281,533	442,342
Time deposits		306,228	285,155
	₩	587,840	735,897

(5) Restricted Deposits

There are certain amounts included in short-term and long-term financial instruments which are restricted in use for payment of employees' retirement and severance benefits or expenditures for certain business purposes as of December 31, 2000 and 2001 as follows:

		Millions 2000	2001
Short-term financial instruments	₩	10,139	6,264
Long-term financial instruments		114,713	1,059
	₩	124,852	7,323

(6) Inventories

Inventories as of December 31, 2000 and 2001 are summarized as follows:

		Millions 2000	2001
Construction and repair materials	₩	62,020	51,578
Merchandise		8,683	3,016
Materials in transit		201	-
	₩	70,904	54,594

(7) Other Current Assets

Other current assets as of December 31, 2000 and 2001 are summarized as follows:

		Millions 2000	2001
Current portion of long-term loans to employees	₩	24,391	23,640
Short-term loans		710	66
Accrued interest income		8,373	8,420
Refundable deposits		804	533
Prepayments		104,813	35,900
Other		486	536
	₩	139,577	69,095

(8) Investment in Equity Securities of Non-Affiliated Companies

Non-marketable investments in equity securities (except for equity securities accounted for using the equity method) as of December 31, 2000 and 2001 are summarized as follows:

	Percentage of ownership (%)		Millions	
	2000	2001	2000	2001
Marketable securities (at fair value):				
Investment in SK Telecom	13.4	10.4	₩ 3,021,200	2,483,535
Unmarketable securities (at cost):				
Investment in INTELSAT	1.3	0.7	20,118	6,222
Investment in INMARSAT	2.3	2.3	15,015	15,015
Investment in R-J-K Cable	10.0	10.0	212	307
Investment in Korea Multinet Co.	7.7	7.6	320	-
Investment in Intech Telecom	8.6	7.8	5,190	5,190
Investment in Potatos Co.	6.7	6.7	200	200
Investment in Korea S/W Industry Association	2.1	1.7	1,000	1,000
Investment in Media Valley Inc.	5.4	5.4	900	900
Investment in NSS N.V.	1.9	1.4	12,747	12,747
Investment in Korea Information Certificate Authority	10.0	9.4	2,000	2,000
Investment in KT internal venture fund NO.1	89.3	89.3	3,303	3,303
Investment in Mirae Asset Securities Co., Ltd.	4.4	4.4	5,000	5,000
Strategic Fund Investment	70.0	70.0	14,000	14,000
E-Charge Corp.	3.1	3.1	11,196	-
Sky Life contents fund	-	22.5	-	4,500
Global Cultural Information Service Co.	4.2	4.2	1,298	-
Other			917	933
			₩ 3,114,616	2,554,852

The Company's investment in SK Telecom Co., Ltd. is carried at fair value, with unrealized gains of ₩2,795,888 million and ₩2,308,687 million reported as a separate component of stockholders' equity as of December 31, 2000 and 2001, respectively.

The Company disposed 2,674,580 shares of SKT representing 3% of its equity interest and recognized a disposition gain of ₩615,506 million in 2001.

The net book values of Korea Multinet Co., E-Charge Corp. and Global Cultural Information Service Co. declined to zero as of December 31, 2001, and are not expected to recover. The Company recognized a valuation loss amounting to ₩12,814 million related to its investment in these companies.

(9) Investment in and Transactions with Affiliated Companies

Investments in affiliated companies, accounted for using the equity method, as of December 31, 2000 and 2001, are summarized as follows:

	Percentage of ownership (%)		Millions	
	2000	2001	2000	2001
Korea Telecom International	100	100	W 23,492	24,949
Korea Telephone Directory Co.	34	34	8,188	8,267
Korea Telecom Powertel Co. (KTP)	45	45	46,883	37,189
Korea Informatics Telesis Inc.	100	100	78,837	79,634
Korea Telecom Linkus Co.	100	100	37,113	67,897
Korea Telecom Hitel Co.(KTH)	66	66	104,459	112,613
KT Freetel Co. (KTF)	39	40	431,939	2,468,781
KT ICOM	-	47	-	847,378
Korea Telecom M.Com Co. (KTM)	48	-	2,172,467	-
Korea Telecom Realty Development Co.	100	19	8,279	1,315
Korea Telecom America, Inc. (KTAI)	100	100	2,160	3,001
Korea Telecom Philippines, Inc. (KTPI)	100	100	-	-
Mongolian Telecommunications	40	40	5,731	5,375
Korea Telecom Submarine Communication, Inc. (KT-SC)	55	53	12,366	19,369
Tai Ya Investment	25	-	3,798	-
New Telephone Company (NTC)	53	69	11,778	19,802
Korea Telecom Japan (KTJ)	100	100	2,826	41
Korea Digital Satellite Broadcasting Co. (KDB)	-	15	-	47,509
National Information & Credit Evaluation, Inc.	-	13	-	842
Korea Information Data (KOID)	-	19	-	4,106
Korea Information Service (KOIS)	-	19	-	3,150
Korea Telecom Instrument & Calibration Center (KTICC)	-	19	-	148
Korea IT Venture Partners	28	28	12,450	14,090
Crezio.Com	33	32	3,668	2,746
Bank Town Corp.	-	19	-	207
eNtoB Co.	16	16	2,434	1,861
			W 2,968,868	3,770,270

The Company acquired a controlling financial interest in KTM in second half of 2000. On January 12, 2001, the board of directors of two of the Company's related entities, KTF and KTM agreed to merge the two companies, with the combined entity operating under the name of KTF. The merger was approved by the special shareholders' meetings of KTF and KTM which were held on March 7, 2001. As a result of approval obtained in the shareholders' meetings, KTM and KTF merged on May 1, 2001.

The Company acquired the right to purchase one of two licenses utilizing W-CDMA technology to provide IMT-2000 service, and acquired a satellite broadcasting business license from the Ministry of Information and Communication of the Republic of Korea, both as a member of a consortium of businesses, on December 15 and December 19, 2000, respectively. IMT-2000 is a third-generation, high-capacity wireless communications technology, which when implemented, is expected to allow operators to provide their customers with significantly greater bandwidth capacity. For these businesses, the Company invested W838,528 million (46.6%) in KT ICOM in February 2001 and W49,500 million (15.0%) in KDB in March 2001.

(9) Investment in and Transactions with Affiliated Companies, Continued

Investments in affiliated companies, accounted for using the equity method, as of December 31, 2000 are as follows:

	Millions					
	Cost	Equity in retained earnings (deficit)	Equity in gain (loss)	Unrealized valuation gain (loss)	Dividends received	Book value
Korea Telecom International	₩19,300	1,103	3,712	(430)	192	23,492
Korea Telephone Directory Co.	6,800	1,076	312	-	-	8,188
Korea Telecom Powertel Co.	55,135	(3,483)	(7,530)	2,761	-	46,883
Korea Informatics Telesis Inc.	49,800	33,467	(3,930)	-	500	78,837
Korea Telecom Linkus. Co.	20,465	7,466	4,635	4,800	253	37,113
Korea Telecom Hitel Co.	67,780	22,015	18,732	(3,386)	682	104,459
KT Freetel Co.	595,785	(204,523)	37,869	2,808	-	431,939
Korea Telecom M.Com Co.	2,468,022	-	(294,735)	(820)	-	2,172,467
Korea Telecom Realty Development Co.	4,000	3,375	1,024	-	120	8,279
Korea Telecom America, Inc.	4,783	(5,803)	26	3,154	-	2,160
Korea Telecom Philippines, Inc.	2,481	(2,481)	-	-	-	-
Mongolian Telecommunications Co.	3,450	2,331	2,241	(1,905)	386	5,731
Korea Telecom Submarine Communication, Inc. (KT-SC)	8,085	1,437	3,087	-	243	12,366
Tai Ya Investment	8,101	(4,298)	(6)	-	-	3,798
New Telephone Company	21,247	(470)	(994)	(8,005)	-	11,778
Korea Telecom Japan	3,125	(493)	37	157	-	2,826
Korea IT Venture Partners, Inc.	9,000	116	3,606	(182)	90	12,450
Crezio.Com	4,760	-	(1,092)	-	-	3,668
eNtoB Co.	2,500	-	(66)	-	-	2,434
	₩ 3,354,619	(149,165)	(233,072)	(1,048)	2,466	2,968,868

(9) Investment in and Transactions with Affiliated Companies, Continued

Investments in affiliated companies, accounted for using the equity method, as of December 31, 2001 are as follows:

	Millions					
	Cost	Equity in retained earnings (deficit)	Equity in gain (loss)	Unrealized valuation gain (loss)	Dividends received	Book value
Korea Telecom International	₩ 19,300	4,622	1,712	(299)	386	24,949
Korea Telephone Directory Co.	6,800	1,389	78	-	-	8,267
KT ICOM	838,528	-	8,850	-	-	847,378
Korea Telecom Powertel Co.	55,135	(11,014)	(9,387)	2,455	-	37,189
Korea Informatics Telesis Inc.	49,800	29,037	797	-	-	79,634
Korea Telecom Linkus Co.	50,861	11,848	963	4,730	505	67,897
Korea Telecom Hitel Co.	67,780	40,065	9,984	(5,216)	-	112,613
KT Freetel Co.	3,063,807	(461,389)	(149,823)	16,186	-	2,468,781
Korea Telecom Realty Development Co.	760	4,279	(1,740)	-	120	1,315
Korea Telecom America, Inc.	4,783	(5,777)	708	3,287	-	3,001
Korea Telecom Philippines, Inc.	2,481	(2,481)	-	-	-	-
Mongolian Telecommunications Co.	3,450	4,186	1,825	(2,751)	1,335	5,375
Korea Telecom Submarine Communication, Inc. (KT-SC)	8,085	4,281	7,549	(142)	404	19,369
Korea Digital Satellite Broadcasting Co. (KDB)	49,500	-	(1,991)	-	-	47,509
Korea Info Data (KOID)	3,800	-	306	-	-	4,106
Korea Info Service (KOIS)	2,850	-	300	-	-	3,150
Crezio.Com	4,760	(1,092)	(922)	-	-	2,746
Bank Town Corp.	190	-	17	-	-	207
eNtoB Corp.	2,500	(66)	(573)	-	-	1,861
New Telephone Company	29,734	(1,464)	911	(9,379)	-	19,802
Korea Telecom Japan	3,125	(455)	(2,684)	55	-	41
National Information & Credit Evaluation, Inc.	851	-	(9)	-	-	842
Korea Telecom Instrument & Calibration Center (KTICC)	95	-	53	-	-	148
Korea IT Venture Partners, Inc.	9,000	3,632	465	1,534	540	14,090
	₩ 4,277,975	(380,399)	(132,611)	10,460	3,290	3,770,270

(10) Investments in Debt Securities

Investments in debt securities as of December 31, 2000 and 2001 are summarized as follows:

	Millions	
	2000	2001
Long-term debt securities	₩ 100,813	-
Trust fund (note 11)	29,897	8,864
Government and municipal bonds	2,231	2,507
	₩ 132,941	11,371

The long-term debt securities as of December 31, 2000 consist of small and medium sized enterprises' financing bonds and land development bonds. The Company received aggregate face values and interest accrued amounting to ₩154,100 million at maturity in 2001.

(11) Trust Fund

In the first half of 2000, for the stabilization of the price of the Company's common stock in the market, the Company established a treasury stock fund of ₩100 billion, a trust fund managed by certain banks, which is used primarily as a vehicle for trading the shares of the common stock of the Company.

In the trust fund, treasury stock is stated at cost and other securities are stated at fair value, with unrealized holding gains and losses recorded as a separate component of stockholders' equity.

Treasury stock of 713,060 and 1,073,060 shares as of December 31, 2000 and 2001, respectively, are recorded at ₩47,775 million and ₩53,599 million , respectively, and other securities included in the trust fund, included in debt securities in the balance sheets as of December 31, 2000 and 2001 are recorded at ₩29,897 million and ₩8,864 million, respectively.

Also, as of December 31, 2000 and 2001, loss on treasury stock was ₩13,734 million and ₩32,210 million, respectively, and unrealized holding loss from valuation of debt securities held by the trust fund, included in unrealized gains on investment securities as a separate component of stockholders' equity, was ₩8,594 million and ₩5,327 million, respectively.

(12) Insurance

Property, plant and equipment were insured against fire damage up to an amount of ₩359,511 million and ₩460,136 million as of December 31, 2000 and 2001, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising form automobile accidents.

(13) Property, Plant and Equipment

Property, plant and equipment as of December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Land	₩	995,919	1,002,877
Buildings and structures		3,202,405	3,503,924
Machinery and equipment		26,687,199	26,716,436
Vehicles and ships		59,920	59,716
Tools, furniture and fixtures		1,152,632	1,154,583
Construction in progress		930,780	598,874
		33,028,855	33,036,410
Less accumulated depreciation		(19,750,255)	(20,501,207)
Net property, plant and equipment	₩	13,278,600	12,535,203

KOREA TELECOM CORP.

Notes to Financial statements, Continued

(14) Other Assets

Other assets as of December 31, 2000 and 2001 are summarized as follows:

	Millions	
	2000	2001
Deferred income tax asset, net (note 25)	₩ 598,873	531,972
Long-term loans to employees	162,478	170,779
Long-term loans	47,630	48,763
Long-term financial instruments (note 5)	114,713	1,059
Leasehold rights and deposits	50,140	55,703
Long-term accounts receivable - trade	4,170	60,733
Long-term accounts receivable - other	1,531	10,103
Long-term accrued interest income	48,646	181
Intangible assets	149,176	261,720
Other	25,371	27,026
	₩ 1,202,728	1,168,039

(15) Assets and Liabilities Denominated in Foreign Currencies

The Won equivalents of assets and liabilities denominated in foreign currencies as of December 31, 2000 and 2001 are as follows:

	Millions	
Assets	2000	2001
Cash and cash equivalents	₩ 67,528	110,838
Trade accounts receivable	137,930	175,932
Accounts receivable – other	-	21,851
Long-term loans	47,630	48,829
	₩ 253,088	357,450
Liabilities		
Trade accounts payable	₩ 200,367	244,994
Short–term borrowings	-	198,915
Long-term debt, including current portion	680,800	598,955
	₩ 881,167	1,042,864

(16) Short-term Borrowings

Short-term borrowings as of December 31, 2000 and 2001 are summarized as follows:

	Interest rate per annum	Millions	
		2000	2001
Bonds issued	5.8-5.9%	₩ 610,000	100,000
Commercial paper	5.0%	130,000	100,000
National Australia Bank	7.5%	-	198,915
		₩ 740,000	398,915

KOREA TELECOM CORP.

Notes to Financial statements, Continued

(17) Other Current Liabilities

Other current liabilities as of December 31, 2000 and 2001 are summarized as follows:

	Millions 2000	Millions 2001
Key money deposits	₩ 76,646	96,750
Dividends payable	161,750	226,272
Unearned income	1,144	1,256
Unrealized loss on foreign currency forward contracts (note 24)	-	3,401
	₩ 239,540	327,679

(18) Long-term Debt

Long-term debt as of December 31, 2000 and 2001 are summarized as follows:

	Interest rate per annum	Due as of December 31, 2001	Millions 2000	Millions 2001
Local currency (Won) debt :				
Bonds issued	5.00-10.20%	2002-2011	₩ 3,750,000	4,670,000
Information and Telecommunication Improvement Fund	4.85-7.25%	2004-2006	38,308	93,935
			3,788,308	4,763,935
Foreign currency debt:				
U.S. dollars	7.62-8.17%	2002-2004	239,905	134,820
Yankee bonds	7.50-7.63%	2006-2007	440,895	464,135
			680,800	598,955
Total			4,469,108	5,362,890
Less: Current portion			839,592	1,063,652
Discount on bonds-long-term			6,200	13,001
			₩ 3,623,316	4,286,237

Scheduled maturities for the Company's long-term debt as of December 31, 2001 are as follows:

Year ending December 31	Millions
2002	₩ 1,063,652
2003	1,075,260
2004	1,080,780
2005	728,542
2006	679,436
Thereafter	735,220
	₩ 5,362,890

Bonds issued amounting to ₩150,000 million was held by the MIC as of December 31, 2000, which were repaid in 2001.

(19) Refundable Deposits for Telephone Installation

Through September 15, 1998, Korea Telecom collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, Korea Telecom is obliged to refund the original deposit received plus the increased deposit due to changes in site classifications.

Effective September 15, 1998, Korea Telecom revised the telephone installation system to allow customers to choose between alternative plans for basic telephone service, permitting customers the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees are included in operating revenues in the statements of earnings. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, Korea Telecom revised the telephone installation system, whereby new customers have no alternatives other than non-refundable service initiation fee system.

(20) Retirement and Severance Benefits

Changes in retirement and severance benefits for each of the years ended December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Beginning balance	W	72,416	255,850
Provision for the year		262,043	286,290
Payments		(78,658)	(101,204)
Withdrawal from National Pension Fund		49	-
Net retirement and severance benefits at end of year	W	255,850	440,936

In 2000 and 2001, Korea Telecom implemented a voluntary early retirement plan for its employees. Employees electing voluntary early retirement in such years received additional amounts of retirement and severance benefits which were expensed in 2000 and 2001 amounting to W61,811 million and W74,337 million, respectively. The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to such programs amounted to W8,910 million and W13,017 million in 2000 and 2001, respectively.

(21) Other Long-term Liabilities

Other long-term liabilities as of December 31, 2000 and 2001 is summarized as follows:

		Millions	
		2000	2001
Key money deposits	W	28,397	25,376
Advanced receipts		21,175	20,602
Accrual for customer call bonus points		17,196	68,287
Accrued expenses		-	33,509
	W	66,768	147,774

(22) Common Stock

The composition of holders of common stock as of December 31, 2000 and 2001 is summarized as follows:

	Number of shares owned		Ownership percentage	
	2000	2001	2000	2001
Ministry of Information and Communications	183,998,378	125,165,577	58.93%	40.09%
Korea National Railroad	179,035	179,035	0.06	0.06
National Pension Corporation	8,499,342	9,666,789	2.72	3.10
Employee Stock Ownership Associations	1,052,242	823,879	0.34	0.26
Treasury stock (note 11)	713,060	1,073,060	0.23	0.34
Others, including private companies	117,757,602	175,291,319	37.72	56.15
	312,199,659	312,199,659	100.00%	100.00%

(23) Capital Surplus

Capital surplus as of December 31, 2000 and 2001 is summarized as follows:

	Millions	
	2000	2001
Paid-in capital in excess of par value	₩ 1,440,258	1,440,258
	₩ 1,440,258	1,440,258

(24) Commitments and Contingencies

(a) The Company is in litigation as a defendant regarding 67 and 66 claims as of December 31, 2000 and 2001, respectively, for injuries allegedly resulting from accidents in the normal course of operations. These claims amounted to ₩39,391 million and ₩69,789 million as of December 31, 2000 and 2001, respectively. In the opinion of management, the ultimate settlement of these matters will not have a materially adverse effect on the Company's financial position or results of operations.

(b) The Company established a labor welfare fund as a separate entity and contributed ₩22,800 million and ₩50,000 million in 2000 and 2001, respectively. The budget for 2002 amounts to ₩50,000 million.

(c) The Company has issued guarantees for debt and contract performance in favor of the following affiliated companies as of December 31, 2001:

Affiliated company	Millions
Korea Telecom America, Inc.	₩ 1,121
Korea Telecom Submarine Communication, Inc.	65,433
KTF	31,296
New Telecom Company	14,587
	₩ 112,437

(24) Commitments and Contingencies, Continued

(d) Foreign Currency Forward Contracts

Details of the foreign currency forward contracts outstanding as of December 31, 2001 which were entered into with the following financial institutions are as follows :

Bank	Maturity date	Amount	Forward rate	Type
Kookmin Bank	January 10, 2002	USD 47,206,923	₩ 1,274.7 / 1USD	Selling
Choheung Bank	January 10, 2002	USD 31,446,541	₩ 1,275.5 / 1USD	Selling

Under the foreign currency forward contracts, the Company recognized valuation loss amounting to ₩3,401 million in 2001.

(25) Income Taxes

(a) The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates:

Taxable earnings	Rate
Up to ₩100 million	17.60%
Over ₩100 million	30.80%

Effective from January 1, 2002, the normal income tax rate is reduced by 1.1% to 29.7% from 30.8%. The decrease in deferred income tax assets of ₩12,795 million resulting from this change in tax rate is recognized as deferred income tax expense in 2001.

The components of income tax expense for the years ended December 31, 2000 and 2001 are as follows:

	Millions	
	2000	2001
Current income tax expense	₩ 24,721	212,050
Deferred income tax expense	225,973	66,901
	₩ 250,694	278,951

(b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2000 and 2001 for the following reasons:

	Millions	
	2000	2001
Provision for income taxes at normal tax rates	₩ 388,333	420,778
Tax effect of permanent differences, net	20,930	35,378
Investment tax credit	(158,569)	(190,000)
Effect of tax rate change	-	12,795
Actual provision for income taxes	₩ 250,694	278,951

The effective tax rates, after adjustments of certain differences between amounts reported for financial accounting and income tax purposes, were approximately 19.9% and 20.4% for the years ended December 31, 2000 and 2001, respectively.

(25) Income Tax Expense, Continued

(c) The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities at December 31, 2000 and 2001 are presented below:

		Millions	
		2000	2001
Deferred income tax assets:			
Retirement and severance benefits	W	265,005	79,801
Allowance for doubtful accounts		31,979	47,528
Refundable deposits for telephone installation		50,330	40,103
Equity in losses of affiliates		135,899	170,431
Tax credit carryforwards		158,569	186,510
Other		34,985	56,833
Total deferred income tax assets		676,767	581,206

		Millions	
		2000	2001
Deferred income tax liabilities:			
Depreciation		58,797	47,736
Accrued interest income		19,097	1,498
Total deferred income tax liabilities		77,894	49,234
Net deferred income tax asset	W	598,873	531,972

(26) Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Legal reserve	W	780,499	780,499
Reserve for business rationalization		76,931	193,101
Reserve for business expansion		4,460,398	5,230,718
Reserve for redemption of telephone bonds		207,947	207,947
Reserve for social overhead capital		43,333	23,333
Reserve for technology and human resources development		10,000	6,667
	W	5,579,108	6,442,265

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires Korea Telecom to appropriate to legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of Korea Telecom.

(26) Appropriated Retained Earnings, Continued

Under the Special Tax Treatment Control Law, Korea Telecom is allowed to make certain deductions from taxable income. Korea Telecom is, however, required to appropriate retained earnings in the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resources development.

Under the Special Tax Treatment Control Low, investment tax credits are allowed for certain investments. The Company is required to transfer the amount of tax benefits obtained from retained earnings into the reserve for business rationalization. This reserve may be either used to reduce a deficit or transferred to stated capital in connection with a free issue of shares.

(27) Transactions and Balances with Subsidiaries and Affiliated Companies

Significant transactions and account balances which occurred in the normal course of business with subsidiaries and affiliated companies as of and for the years ended December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Operating revenues	W	332,519	430,486
Operating expenses		659,840	811,123
Other income		14,206	30,839
Other expense		11,284	9,707
Trade notes and accounts receivable		53,289	25,909
Accounts receivable - other		200	21,850
Other assets		300	-
Refundable deposits for telephone installation		4,284	3,585
Trade accounts payable		201,408	170,384
Key money deposits		12,348	41,823
Other		5,360	9,961

(28) Transactions and Balances with Stockholder

Major transactions and balances with one of the Company's stockholders as of and for the years ended December 31, 2000 and 2001 are summarized as follows:

		Millions	
		2000	2001
Ministry of Information and Communications:			
Donations and contribution payments for research and development	W	107,177	95,208
Long-term debt		150,000	-
Dividends payable		82,799	90,119
Communication expense		37,933	37,398
Commissions		356	325
Interest expense		35,767	11,495
Taxes and dues		1,265	1,575

KOREA TELECOM CORP.

Notes to Financial statements, Continued

(29) Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2000 and 2001 are calculated as follows:

	Millions (except number of shares and earnings per share)	
	2000	2001
Net earnings (millions of Won)	₩ 1,010,126	1,087,211
Average number of shares outstanding (in thousands)	312,200	312,200
Earnings per share (in Won)	₩ 3,236	3,482

(30) Dividends

Dividends are generally proposed based on each year's earnings and are declared and paid in the subsequent year. Dividends relating to each of the following year's earnings based upon the par value of common stock are as follows:

	Rate		Won (millions)	
	2000	2001	2000	2001
Cash dividends	10.23%	14.4%	₩159,265	224,054

(31) Non-cash Financing and Investing Activities

Construction in progress of ₩3,747,755 million and ₩2,779,959 million was transferred to property, plant and equipment in 2000 and 2001, respectively. Current portion of long-term debt of ₩839,592 million and ₩1,063,652 million was transferred to current liabilities in 2000 and 2001, respectively. Valuation loss on marketable equities securities amounting to ₩2,955,802 million and valuation gain on marketable equity securities amounting to ₩18,648 million are included in capital adjustments in 2000 and 2001, respectively.

(32) Operating Revenues

Operating revenues for the years ended December 31, 2000 and 2001 are as follows:

	Millions	
	2000	2001
Internet services	₩ 564,625	1,519,413
Data Communication services	506,804	262,903
Rental income from wire and other facilities	1,260,550	1,395,343
Telephone services	7,653,150	7,526,371
Wireless services	194,497	518,155
Satellite services	67,774	100,971
System integration services	88,840	198,676
Other	96,920	112,566
	10,433,160	11,634,398
Less: sales allowances and discounts	111,003	116,136
	₩ 10,322,157	11,518,262

(33) Operating Expenses

Operating expenses for the years ended December 31, 2000 and 2001 are as follows:

	Millions	
	2000	2001
Cost of services :		
Salaries and wages	₩ 1,867,057	1,792,833
Provision for retirement and severance benefits, including early retirement payments	259,115	279,438
Employee benefits	448,352	513,152
Communications	41,318	38,641
Utilities	113,820	124,554
Taxes and dues	81,014	80,458
Rent	61,383	83,502
Depreciation	2,825,651	2,981,500
Amortization	34,747	47,604
Repairs and maintenance	276,902	306,951
Automobile maintenance	15,918	15,834
Commissions	313,542	451,514
Entertainment	1,447	2,291
Advertising	82,214	58,297
Education and training	9,989	7,622
Research and development	55,629	86,235
Travel	22,376	24,541
Supplies	30,886	31,920
Interconnection charge	1,804,570	1,645,231
Rewards	5,199	3,859
Cost of PCS handsets sold	155,021	186,374
Charge for PCS network	31,164	116,219
Cost of Miscellaneous services	86,724	233,339
International settlement payment	239,994	199,968
Commissions for system integration service	85,461	190,175
Other	46,187	63,895
	8,995,680	9,565,947
Less: amounts included in construction in progress	142,192	144,665
	8,853,488	9,421,282
Selling, general and administrative expenses	521,925	641,839
	₩ 9,375,413	10,063,121

(33) Operating Expenses, Continued

Selling, general and administrative expenses for the years ended December 31, 2000 and 2001 are as follows:

		Millions	
		2000	2001
Salaries and wages	₩	41,252	39,577
Provision for retirement and severance benefits, including early retirement payments		2,928	6,852
Employee benefits		8,729	9,072
Travel		1,987	2,746
Communications		278	240
Utilities		2,215	2,014
Taxes and dues		1,988	1,710
Books and printing		1,929	1,599
Rent		342	296
Depreciation		8,879	8,043
Amortization		647	670
Repairs and maintenance		1,732	2,809
Automobile maintenance		1,116	1,216
Commissions		13,004	13,704
Entertainment		545	718
Advertising		30,395	43,368
Education and training		50,918	35,061
Research and development		132,223	132,117
Rewards		1,095	2,151
Supplies		1,128	822
Promotions		155,653	247,887
Provision for doubtful accounts		53,360	80,731
Other		9,582	8,436
	₩	521,925	641,839

(34) Contribution Payments for Research and Development and Donations

Korea Telecom made donations of ₩111,524 million and ₩97,248 million to the Korean government (Information and Telecommunication Improvement Fund), Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the years ended December 31, 2000 and 2001, respectively.

(35) Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, such as local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all telecommunications service providers, including the Company, on a pro rata basis based on their respective annual revenues.

(36) Subsequent Events

(a) Issuance of Exchangeable Bonds and Bonds with Warrants

The Company issued bonds with warrants on January 3, 2002 and exchangeable bonds on January 4, 2002. The details are as follows :

	Amount	Annual Interest Rate	Maturity date
Exchangeable Bonds	US$ 1,317,800,000	0.25%	January 4, 2007
Bonds with Warrants	US$ 500,000,000	4.30%	January 3, 2005

Holders of exchangeable bonds are entitled to exchange bonds with the Company's treasury stock from 1 year after issuance date to 3 business days prior to maturity date. The exchange price is ₩61,922 per share of common stock, which gives the bondholders the right to obtain up to 27,500,099 shares.

Bonds with warrants are issued in connection with strategic alliance with Microsoft Corp. Holders of bonds with warrants are entitled to exercise the warrants from 1 year after issuance date to 3 business days prior to January 3, 2004. The warrants have an exercise price of ₩69,416 per share of common stock, which gives the bondholders the right to obtain up to 9,270,200 shares.

(b) Purchase of Treasury Stock

On January 4, 2002, the Company purchased 36,770,183 shares of treasury stock representing 11.78% equity interest in the Company at the price of ₩53,400 per share from the Korean government. Consequently, the equity interest of the Korean government decreased to 28.37%.

(37) Economic Environment

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidations and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessments.